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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No ______)*

                          Territorial Resources, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                       881469100 (prior to May 13, 1997)
                     881469209 (on and after May 13, 1997)
                     ----------------------------------------
                                   (CUSIP Number)


            William C. Penttila, 450 Sam Houston Parkway E. #140,
                     Houston, Texas 77060;  (281) 931-0604
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                 June 28, 1989
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 881469100                                      PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald L. Oliver

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      PF, 00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                              [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,099,835
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,099,835
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,099,835
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      3.8
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
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1.    SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, no par value (the "Territorial Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). Unless otherwise provided herein, the numbers of shares reported herein are determined on a basis prior to the one-for-three reverse stock split of the shares of Territorial Common Stock that is expected to become effective on or about the close of business on May 12, 1997. The principal executive offices and mailing address of Territorial are 450 Sam Houston Parkway E., #140, Houston, Texas 77060.

2.    IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of Donald L. Oliver ("Oliver"), whose residence address is 10341 Rowlock Way, Parker, Colorado 80134. Oliver's current principal occupation or employment is serving as a Professional Engineer of Forrest Oil Associates, Inc., whose principal business is oil and gas exploration and production and whose address is 1600 Broadway, Suite 2200, Denver, Colorado 80202. Mr. Oliver is also a director of Territorial.

During the period beginning five years prior to June 28, 1989, up to and including the date hereof, Oliver (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Oliver is a citizen of the United States.

3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms and provisions of a Plan and Agreement of Reorganization ("Acquisition Agreement") by and among Territorial and Gosford Quarry Investments, Inc., a Delaware corporation ("Gosford"), Territorial acquired (the "Initial Acquisition") from Gosford on June 28, 1989, all of the assets and properties of Gosford, consisting primarily of certain proved developed and proved undeveloped oil and gas properties (then valued at approximately $321,824) located in West Grimes field, Colusa County, California, and Territorial assumed certain liabilities of Gosford. In exchange therefor, Territorial issued an aggregate of 679,671 shares of Territorial Common Stock, of which 339,835 shares were issued to Oliver as the owner of 50% of Gosford.
At the time of the Initial Acquisition, the shares received by Oliver in connection therewith represented approximately 14.9% of the shares of Territorial Common Stock then issued and outstanding.

On July 2, 1992, Oliver acquired an additional 260,000 shares of Territorial Common Stock in a private transaction with an affiliate of the Company. During such month, Mr. Oliver received a vesting grant ("Vesting Grant") from Territorial permitting him to acquire up to 500,000 additional shares of Territorial Common Stock. The shares subject to the Vesting Grant vested one-third in 1992, and one-third in each of 1993 and 1994; however, all of such shares were issued in July 1992. All of the shares of Territorial Common Stock described in this paragraph were issued and sold to Oliver in exchange for his agreement to serve as President of Territorial; provided, however, that the last one-third of the shares subject to the Vesting Grant, which shares had not vested at the time of Oliver's resignation as President of Territorial, were acquired by Oliver in exchange for his agreement to forego approximately $10,000 in salary owed to him by Territorial at the time of his resignation.

As of July 1992, the 1,099,835 shares (the "Oliver Shares") of Territorial Common Stock held by Oliver as described in the immediately preceding two paragraphs represented approximately 9.8% of the shares of Territorial Common Stock then issued and outstanding. As of the date hereof, such shares represent approximately 3.8% of the issued and outstanding shares of Territorial Common Stock.

Oliver currently serves as a Director of Territorial, a position he has held since prior to the Initial Acquisition. He was the President of Territorial beginning prior to the Initial Acquisition and continuing until his resignation as such in 1994.

None of the funds used to acquire any of the Oliver Shares represented funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

4.    PURPOSE OF TRANSACTIONS

  Oliver acquired the Oliver Shares for investment purposes.  See Item 3, above.

5.    INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of the class of securities identified pursuant to Item 1, above beneficially owned by Oliver is 1,099,835 shares (previously defined as the "Oliver Shares") of Territorial Common Stock, which represents approximately 3.8% of the outstanding shares of Territorial Common Stock as of the date hereof. As of June 28, 1989, the Oliver Shares acquired in the Initial Acquisition represented approximately 14.9% of the then issued and outstanding shares of Territorial Common Stock. As of July 1992, the Oliver Shares represented approximately 9.8% of the then outstanding shares of Territorial Common Stock.

(b) Oliver has had the sole power to vote and to dispose of all Oliver Shares since his date of acquisition of each portion thereof.

(c)  Not applicable.

(d)  Not applicable.

(e) On or about February 7, 1995, Oliver ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Territorial Common Stock.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  Not applicable.


7.    MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.1 Plan and Agreement of Reorganization between Territorial Resources, Inc. and Gosford Quarry Investments, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 6, 1997


/s/ Donald L. Oliver
--------------------
DONALD L. OLIVER